SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
ENERGY PARTNERS, LTD.

(Name of Issuer)
Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)
29270U105

(CUSIP NUMBER)
Carlson Capital, L.P.
2100 McKinney Avenue
Suite 1600
Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
— with copies to —
Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
November 23, 2007

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D

CUSIP No.	29270U105

1	NAMES OF REPORTING PERSONS Carlson Capital, L.P. 75-273-3266 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,122,668

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,122,668

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,122,668

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.7%

14	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

13D

CUSIP No.	29270U105

1	NAMES OF REPORTING PERSONS Asgard Investment Corp 75-249-4315 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,122,668

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,122,668

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,122,668

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.7%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

13D

CUSIP No.	29270U105

1	NAMES OF REPORTING PERSONS Clint D. Carlson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		2,122,668

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,122,668

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,122,668

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.7%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D
     This Schedule 13D (the “Schedule 13D”), relating to shares of common stock, par value $0.01 per share, (“Common Stock”) of Energy Partners, Ltd., a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”).
     This Schedule 13D is filed on behalf of Carlson Capital, L.P., a Delaware limited partnership (“Carlson Capital”), the investment manager to multiple private investment funds and managed accounts (the “Accounts”), Asgard Investment Corp., a Delaware corporation, the general partner to Carlson Capital (“Asgard”) and Mr. Clint D. Carlson, the president of Asgard (collectively, the “Reporting Persons”).
Item 1. Security and Issuer
          Securities acquired: shares of common stock, par value $0.01 per share.

Issuer:	Energy Partners, Ltd. 201 St. Charles Ave., Suite 3400 New Orleans, Louisiana
Item 2. Identity and Background
     This statement is filed by: (i) Carlson Capital (ii) Asgard and (iii) Mr. Carlson. Mr. Carlson is the Chief Executive Officer of Carlson Capital and the President of Asgard. In addition to Mr. Carlson, the only other executive officer of Asgard is Nancy Carlson, Secretary and Treasurer.
     The business address of the Reporting Persons is 2100 McKinney Avenue, Suite 1600, Dallas, TX 75201.
     None of the Reporting Persons have, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The net investment costs (including commissions, if any) of the shares of Common Stock purchased by the Reporting Persons is approximately $26,618,256. Currently, all shares of Common Stock are held by the Accounts.

Item 4. Purpose of the Transaction
          The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. The Reporting Persons at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Persons may seek representation on the board of directors of the Issuer and/or may work with the Issuer’s management and board of directors regarding potential strategies to increase shareholder value. The Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer, regarding, among other items, its business, operations, policies, management, structure, operations or capitalization of the Issuer. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
          (a) As of the date hereof, the Reporting Persons report beneficial ownership of 2,122,668 shares of Common Stock of the Issuer which represents 6.7% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 2,122,668 shares owned by the Accounts as of the date hereof by (ii) 31,717,315 shares of Common Stock outstanding as of November 5, 2007 as reported in a Form 10-Q filed by the Issuer with the Commission on November 7, 2007.
          The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Persons are for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock held by the Accounts. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership beyond their pecuniary interest.
          (b) The Reporting Persons, for the account of each of the Accounts, have the power to vote and dispose of the aggregate 2,122,668 shares of Common Stock held by the Accounts.
          (c) The transactions in the Issuer’s securities by Reporting Persons in the last sixty days are listed as Annex A attached hereto and made a part hereof.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          Not Applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons.

ANNEX A

Transaction	Quantity	Price per
Date	(Shares)	Share ($)
10/02/2007	6270	$15.0274
10/02/2007	630	$15.0274
10/02/2007	3155	$15.0274
10/02/2007	2445	$15.0274
10/03/2007	29400	$14.9510
10/08/2007	71835	$14.6923
10/08/2007	6720	$14.6923
10/08/2007	20520	$14.6923
10/08/2007	5925	$14.6923
10/09/2007	39275	$14.7029
10/09/2007	725	$14.7029
10/09/2007	64985	$14.6596
10/09/2007	6085	$14.6596
10/09/2007	18565	$14.6596
10/09/2007	5365	$14.6596
10/11/2007	56630	$15.1878
10/11/2007	3370	$15.1878
10/16/2007	23060	$14.6865
10/16/2007	2160	$14.6865
10/16/2007	19220	$14.6865
10/16/2007	5560	$14.6865
10/22/2007	8690	$13.8977
10/22/2007	165	$13.8977
10/22/2007	16045	$13.8977
10/22/2007	100	$13.8977
10/23/2007	7660	$13.9849
10/23/2007	720	$13.9849
10/23/2007	2490	$13.9849
10/23/2007	730	$13.9849
10/24/2007	8845	$13.9602
10/24/2007	820	$13.9602
10/24/2007	2900	$13.9602
10/24/2007	835	$13.9602
10/25/2007	8580	$14.2922
10/25/2007	800	$14.2922
10/25/2007	485	$14.2922
10/25/2007	135	$14.2922
10/30/2007	2945	$14.9037
10/30/2007	270	$14.9037
10/30/2007	610	$14.9037
10/30/2007	175	$14.9037
11/02/2007	36660	$14.9267
11/02/2007	3340	$14.9267
11/06/2007	22900	$14.7811
11/06/2007	66900	$14.7811
11/06/2007	10200	$14.7811
11/14/2007	9121	$13.1716
11/14/2007	543	$13.1716
11/14/2007	3102	$13.1716
11/14/2007	402	$13.1716
11/23/2007	268980	$13.0096
11/23/2007	31020	$13.0096
11/26/2007	1395	$12.7413
11/26/2007	2865	$12.7413
11/26/2007	1140	$12.7413
11/27/2007	136780	$12.7500
11/27/2007	8280	$12.7500
11/27/2007	88380	$12.7500
11/27/2007	30560	$12.7500
11/27/2007	12760	$12.7286
11/27/2007	5530	$12.7286
11/27/2007	1710	$12.7286
11/30/2007	275	$12.3400
11/30/2007	25	$12.3400

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: DECEMBER 3, 2007

CARLSON CAPITAL, L.P.

By:	Asgard Investment Corp., its general partner

	By:	/s/ Clint D. Carlson

	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson

Name:	Clint D. Carlson
Title:	President

/s/ Clint D. Carlson

Clint D. Carlson